Mail Stop 4561

September 23, 2009

Mohanad Shurrab
President
Interpro Management Corp.
601 Union Street
Two Union Square, 42nd Floor
Seattle, WA 98101

      Re: Interpro Management Corp.
              Form 8-K Filed August 7, 2009
              File no. 000-53781

Dear Mr. Shurrab:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                           Sincerely,

                           Craig Wilson
                           Senior Assistant Chief Accountant